Exhibit 12.1

CMS Energy Corporation

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

	In Millions, Except Ratios
	Nine Months
	Ended	Year Ended December 31
	September 30, 2017	2016	2015	2014	2013	2012
Earnings as defined[1]
Pretax income from continuing operations	$664	$826	$796	$729	$756	$622
Exclude equity basis subsidiaries	(8)	(2)	(2)	(1)	(2)	(7)
Fixed charges as defined[2]	351	469	421	432	423	414
Earnings as defined[2]	$1,007	$1,293	$1,215	$1,160	$1,177	$1,029
Fixed charges as defined[1]
Interest on long-term debt	$304	$411	$386	$393	$385	$372
Estimated interest portion of lease rental	21	29	21	21	21	21
Other interest charges	27	31	16	19	18	23
Fixed charges as defined[2]	$352	$471	$423	$433	$424	$416
Preferred dividends	-	-	-	-	-	-
Combined fixed charges and preferred dividends	$352	$471	$423	$433	$424	$416
Ratio of earnings to fixed charges	2.86	2.75	2.87	2.68	2.78	2.47
Ratio of earnings to combined fixed charges and preferred dividends	2.86	2.75	2.87	2.68	2.78	2.47

1              Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2              Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.